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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13E-3
                                (Amendment No. 2)


                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            ------------------------

                            J&L SPECIALTY STEEL, INC.
                                (Name of Issuer)
                            ------------------------

                            J&L SPECIALTY STEEL, INC.
                              ICE ACQUISITION CORP.
                                     USINOR
                      (Name of Person(s) Filing Statement)
                   ------------------------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                            ------------------------


                                   466046 10 9
                      (CUSIP Number of Class of Securities)

                          -----------------------------


       Patrick Letourneru                                  Kirk F. Vincent
      ICE ACQUISITION CORP.                           J&L SPECIALTY STEEL, INC.
             USINOR                                   One PPG Place 18th Floor
         13 cours Valmy                                     P.O. Box 3373
 92070 La Defense Cedex, France                       Pittsburgh, PA 15230-3373
       011-331-41-25-61-88                                  P.O. Box 3373
                                                           (412) 338-1600

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                          -----------------------------

                                 With Copies to:

John J. Madden, Esq.     Robert C. Treuhold, Esq.        Janice C. Hartman, Esq.
 Shearman & Sterling        Shearman & Sterling       Kirkpatrick & Lockhart LLP
599 Lexington Avenue  114, avenue des Champs-Elysees      1500 Oliver Building
 New York, New York         75008 Paris, France           Pittsburgh, PA 15222
   (212) 848-4000           011-331-53-89-70-00              (412) 355-6500

     This statement is filed in connection with (check the appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|  The filing of a registration statement under the Securities Act of 1933.
c. |X|  A tender offer.
d. |_|  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


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          This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Amendment") is being filed by (i) Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), (ii) Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Parent, and (iii) J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares (the "Shares") of common stock, $0.01 par value, of the Company not already owned by Parent or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

Item 4.  Terms of the Transaction

(a) Item 4(a) is hereby amended by amending and restating in its entirety the first sentence of the third paragraph under "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date" in the Offer to Purchase as follows:

               Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" prior to the Expiration Date and (iii) to waive any condition, except for the Minimum Condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

(b) Item 4(a) is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares" in the Offer to Purchase as follows:

               2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date, promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules of the Commission and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.


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(c) Item 4(a) is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" in the Offer to Purchase as follows:

               12. Certain Conditions of the Offer. Purchaser shall not, without the consent of the Special Committee, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, without regard to the Parent Shares, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of or the payment for any Shares tendered, if (i) immediately prior to the expiration of the Offer the Minimum Condition shall not have been satisfied or (ii) at any time on or after November 5, 1998 and prior to the Expiration Date and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

Item 8.  Fairness of the Transaction.

(a) Item 8(a) is hereby amended by amending and restating in its entirety the fourth paragraph under "INTRODUCTION" in the Offer to Purchase as follows:

               The board of directors of the Company (the "Board"), by the unanimous vote of all directors present, based upon, among other things, the unanimous recommendation and approval of a committee of the Board (the "Special Committee") comprised of disinterested directors, has determined that the Offer and the Merger (as defined below) are fair to, and in the best interests of, the Company and the shareholders of the Company other than Parent and its subsidiaries and recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

(b) Item 8(a) is hereby amended by amending and restating in their entirety the first and second paragraphs under "SPECIAL FACTORS--Recommendation of the Company's Board; Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

               On November 5, 1998, the Special Committee, by the unanimous vote of both of its members, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company other than Parent and its subsidiaries, approved the Merger Agreement and the Transactions and voted to recommend that the Board approve the Merger Agreement and the Transactions.

               On November 5, 1998, the Board, based in part on the unanimous recommendation of the Special Committee, by the unanimous vote of all directors present, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company other than Parent and its subsidiaries, and approved the Merger Agreement and the Transactions. In addition, the Board, by the unanimous vote of all directors present, recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve and adopt the

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        Merger Agreement and approve the Merger.  Messrs. Francis Mer and
        Michel Le Page were not present at this Board meeting.

Item 16.  Additional Information

(a) Item 16 is hereby amended by amending and restating in its entirety the last three sentences under "SPECIAL FACTORS -- CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS" in the Offer to Purchase as follows:

               Neither Parent nor Purchaser assumes any responsibility for the accuracy or validity of the foregoing Projections. Forward-looking statements also include those preceded by, followed by or that include the words "believes", "expects", "anticipates" or similar expressions. Such statements should be viewed with caution.


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               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 1998


                                      ICE ACQUISITION CORP.

                                      By:  /s/ Robert Hudry
                                           -------------------------------------
                                           Name:  Robert Hudry
                                           Title:  Vice President

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               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 1998


                                     USINOR

                                     By: /s/ Robert Hudry
                                         --------------------------------------
                                         Name:  Robert Hudry
                                         Title: Chief Financial Officer


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               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 1998


                                     J&L SPECIALTY STEEL, INC.

                                     By:  /s/ Eugene A. Salvadore
                                          --------------------------------------
                                          Name: Eugene A. Salvadore
                                          Title: President and Chief
                                                    Executive Officer

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